

February 27, 2013

Via E-mail
Mr. John C. Lawrence
Chief Executive Officer
United States Antimony Corporation
P.O. Box 643
Thompson Falls, MT 59873

  Re: **United States Antimony Corporation**
     Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011
     Filed January 8, 2013
     Response submitted February 19, 2013
     File No. 001-08675

Dear Mr. Lawrence:

  We have reviewed your filing and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011

Item 11. Executive Compensation, page 31

1. We note your response to comment five in our letter dated February 1, 2013 and we reissue the comment. We note that you made restricted stock awards to two executive officers in fiscal year 2011 according to the summary compensation table. Please provide us with draft tabular disclosure that you will include in a further amended Form 10-K to provide the information required by Item 402(p) of Regulation S-K with respect to your outstanding and vested stock awards.

Summary Compensation Table, page 31

2. We note your response to comment six in our letter dated February 1, 2013 and we reissue the comment. The summary compensation table you provided in your draft

disclosure is not in the format required by Item 402(n) of Regulation S-K. Please provide us with draft disclosure of a summary compensation table in the format required by Item 402(n) of Regulation S-K that you will include in a further amended Form 10-K. In the summary compensation table you provide, please include footnote disclosure for the all other compensation as required by Item 402(n)(2)(ix) of Regulation S-K. In addition, the dollar amounts in the draft summary compensation table do not appear consistent with the prior summary compensation table, which reflected amounts in the all other payouts column. Please revise or advise.

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 31

3.   We reissue comment seven in our letter dated February 1, 2013. We note that you have provided separate disclosure for each separate class of securities. However, footnote four states that the Series A, C and D preferred shares carry voting rights. Please provide the disclosure pursuant to Item 403 of Regulation S-K regarding the voting class of securities. Please provide us with draft disclosure of the proposed revised table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director